                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                                    of the
                        Securities Exchange Act of 1934

For the month of November, 2000

             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
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                   (Address of principal executive offices)

          Suite 745, 100 King Street West, Toronto, Ontario  M5X 1E2
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                 Form 20-F   X                   Form 40-F
                           -----                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                        Yes                No  X
                            -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________________

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                               InvestorLinks.com

                InvestorLinks.com unveils brand new site today

   The Internet's Largest Financial Directory Gets Even Better For Investors

Charlottesville, VA - November 20, 2000 - InvestorLinks.com Inc. (OTC BB: IVLKF) today launched version 2.0 of its award-winning website for North American investors. The totally redesigned site features improved information architecture, simpler navigation, and new branding to bring even higher levels of interactivity to InvestorLinks.com's 150,000 monthly users.

"With the long-awaited launch of version 2.0 by InvestorLinks.com, our users will be treated to a significantly enhanced site designed to help them make investment decisions in a logical, efficient manner," said Frank Kollar, Founder and COO of InvestorLinks.com. "InvestorLinks.com is the largest financial directory available on the web for North American investors, and this exciting new site only makes our proven product that much better."

With approximately six million page views per month, InvestorLinks.com is one of the most actively used investment sites on the Internet. With over 12,000 links covering every conceivable business and financial content area, the site is a rich bookmark for savvy investors looking to make sound decisions in the information age.

InvestorLinks.com engaged Lightmix Design Studio (www.lightmix.com) to assist in the creation and design of version 2.0. In the past few years, Lightmix has built and designed some the best-reviewed financial sites on the net, including Raging Bull (www.ragingbull.com), InternetStockNews.com (www.netstocks.com), and Pristine.com (www.pristine.com) to name just a few.

"The challenge for Lightmix was to not only provide a facelift to InvestorLinks.com but also to integrate an enormous volume of third party content," said Lightmix President Alex Gordiyenko. "I think everyone will agree that the end result is a vastly improved site, with more intuitive navigation and usability. Investors looking for a comprehensive financial portal can do no better than this site."

ABOUT INVESTORLINKS.COM INC.

InvestorLinks owns and operates the Internet investment site www.investorlinks.com. Chosen as one of the "Best Websites for Investors" by BARRON'S, InvestorLinks is recognized in North America as a premier investor resource on the net, and is regularly listed as a "financial megasite" in Online Investor Magazine. Since 1997, the InvestorLinks' primary product offering has developed into an extensive directory of over 12,000 business and financial links for the investment community. InvestorLinks now serves over 150,000 users per month. The Company is currently expanding its business model to provide its proprietary financial directory template as a value-added service to member news organizations and Financial Service Providers.

     681 Berkmar Court . Charlottesville, VA . 22901 . T: 804-817-7770 .
                                F: 804-817-7790
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Page 2



Investorlinks.com Inc. is based in Charlottesville, Virginia, with corporate offices in Toronto, Ontario. There are currently 19,524,576 common shares of InvestorLinks issued and outstanding. The Company's stock trades on the NASD Bulletin Board under the symbol "IVLKF".

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform
Act of 1995, regarding InvestorLinks.com's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

FOR FURTHER INFORMATION:

Investor Information               Investor Information          Corporate Information
The Investor Relations Group       Pier Group Marketing          George Stubos, Director
Phone: 1-800-444-9214              Phone: 1-888-270-8586         InvestorLinks.com Inc.
www.irgnews.com                    www.thepiergp.com             Phone: 1-804-817-7770
investorlinks@invrel.com           info@thepiergp.com            www.investorlinks.com
                                                                 stubos@investorlinks.com

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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           INVESTORLINKS.COM INC. (formerly Opus Minerals Inc.)


Date: November 20, 2000               By: /s/ Sandra J. Hall
     ------------------------            --------------------------
                                         Sandra J. Hall, Director